MAIL STOP 3561

      July 25, 2005

Roger W. Stone, Chief Executive Officer
Stone Arcade Acquisition Corporation
One Northfield Plaza, Ste. 480
Northfield, IL 60093

Re:	Stone Arcade Acquisition Corporation
Registration Statement on Form S-1
Filed on July 14, 2005
File No. 333-124601

Dear Mr. Stone,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Morgan Joseph as a result of the exercise of the Underwriters` option. If such warrants are not included, discuss the reasons why such warrants are not included.

Risk Factors, page 7

2. We note the additional disclosure in the last sentence of risk factor 14. Please revise to clarify if you are referring to the initial $25,000 as the equity stake that is at stake. If you are referring to the public market warrant purchases, such references appear somewhat speculative in light of the fact that the prices are uncertain, the obligation could be assigned to a designee, and it is unclear how the representatives will exercise their "sole discretion" in making the purchases.

Use of Proceeds, page 18

3. We note your response to comment four of our letter dated July
7,
2005. The revision states that you "believe" that funds not held in trust would be sufficient. Considering you have taken no measures and have no company under consideration, it would appear you are not able to quantify or approximate how much a potential lockup or deposit would require. In the event that you make a deposit and such deposit is of a size that would deplete enough of your non-trust proceeds, you may need additional funds to satisfy all of the expenses attendant with consummating a business combination. Please revise to clarify how you will satisfy such expenses. Is it possible that you will have to rely upon advances from insiders there by increasing the amount excess out-of-pocket expenses that could be reimbursed following a business combination?

Proposed Business, page 26

4. We note your response to comment seven. We note that you believe that the recent consolidation has "resulted in the desire . . . to shed non-core assets as a way of generating free cash flow." Please revise to provide the basis for your belief that there will be a desire to shed non-core assets and that such "non-core assets" will be companies in the industry you are targeting.

5. We note your response to comment 9 on page 27. Please clarify if the additional disclosure means that finder`s fees "will" be based on the dollar value of the transaction. Also, clarify your use of the term "based." Is it a set percentage of the dollar value? The additional disclosure also appears to indicate that any finder`s fees will not be determined and paid until after a business combination.
Please revise to clarify.

Conflicts of Interest, page 36

6. We reissue comment 12. Please revise to include the discussion of conflicts in risk factors 8 and 14 under this caption.

Principal Stockholders, page 38

7. We note the deletion of the sentence stating the purpose of the public market warrant purchases. Please revise to discuss the purpose of this arrangement.

8. We note your response to comment 15 and the modification of exhibit 10.7. We note that Morgan Joseph will "fill such order in such amounts and at such times as it may determine, in its sole discretion." Please revise to discuss here and in the prospectus the factors Morgan Joseph will consider in making these purchases and how such purchases will be timed. Is it possible for you to seek the "best price and execution"?

Certain Transactions, page 39

9. We note the disclosure that you may effect a stock dividend in the future to maintain your initial investor`s percentage ownership in the event you increase the size of the offering. Please revise to clarify how investors who have or will purchase your units or shares will become aware of this further dilution.

10. We reissue comment 16. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.

Underwriting, page 45

11. Tell us whether Morgan Joseph or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

12. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

13. Does the company or do the underwriters intend to engage a directed unit program? If so, supplementally describe to us the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed unit program.


Financial Statements

14. We note your response to prior comment 18 and have the following additional comments regarding the UPO:
* We believe that disclosures similar to those made in MD&A should also be made in the footnotes to the financial statements. Please revise the financial statements accordingly.
* Please clarify your disclosure regarding the timing of the issuance of the UPO, and clarify whether the issuance of the UPO is dependent on, or in any way related to, the effectiveness of the registration statement.
* We note your disclosure of an expected life of four years, while the UPO appears to have a five year life from the date of issuance.
In general, we believe that equity instruments issued to non-employees should be valued using the full contractual life as the expected life assumption. Please revise your disclosure accordingly, or tell us your basis for using a shorter expected life. We note that you are a recently formed registrant and as such, presumably would not have relevant experience issuing similar instruments to the underwriter that may support a shorter expected life assumption.
* We note your disclosure of a volatility assumption of 23.9%. Revise to clarify whether this is based on the volatility of the referenced index or of specific companies included in the index. Note the use of an index to estimate volatility may not always be representative of the volatility of the underlying securities. Please refer to paragraph 285 of FAS 123 in your response. Also, please clarify the exact name of the index and provide us with information regarding the nature and market capitalization of the companies used as a guide.


Part II

Exhibits

15. We note your response to comment 19. You state that the underwriters must purchase the firm units if the offering is not terminated in the event of a default. The staff is unable to locate such provision in the agreement. Section 1.1 states that the representations and warranties are subject to terms and conditions that appear later in the agreement. Please advise or revise.
Also,
the underwriters are only "severally and not jointly" liable. There does not appear to be a statement that contains a clause that states the offering "will" or "shall" terminate if defaulted shares are not covered. Again, if it will terminate, there is no use for the term
"may" in section 6.2 of the agreement. Please advise and direct us to the language that clearly states that the offering will be terminated or that the underwriters must purchase the defaulted units over 10 percent.

16. Please revise your legality opinion to indicate that it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.












Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Fran Stoller
	Fax #  (212) 407-4990

??

??

??

??

Roger W. Stone, Chief Executive Officer
Stone Arcade Acquisitions Corporation
July 25, 2005
Page 1